Exhibit (e)(8)

MEMORANDUM OF UNDERSTANDING

Plaintiffs Ira J. Gaines, Sunshine Wire and Cable Defined Pension Benefit Plan dated 1/1/92, Edith Strom, William Rackliffe, Alan Kahn, John Mahlke, Robert Wiggins, John Wolfner, Michael Eakle (collectively, “Plaintiffs”) and Defendants Titanium Metals Corporation (“TIMET”), Keith R. Coogan, Glenn R. Simmons, Harold C. Simmons, Thomas P. Stafford, Steven L. Watson, Terry N. Worrell, Paul J. Zucconi, Bobby D. O’Brien, Precision Castparts Corp. and ELIT Acquisition Sub Corp. (together with Precision Castparts Corp. referred to as “PCC” and with all defendants as “Defendants”), the parties to the action styled as In re Titanium Metals Corporation Stockholders Litigation, Consolidated C.A. No. 8029-CS (the “Action”), pending in the Court of Chancery of the State of Delaware (the “Delaware Court”), by and through their respective attorneys, have entered into the following Memorandum of Understanding (“MOU”) as of December 11, 2012. This MOU is intended to be and is a binding agreement among the parties. This MOU outlines the general terms of the Settlement (as defined herein) that are to be embodied, together with such other consistent terms as may be agreed by the parties hereto, in a Stipulation (as defined herein) to be submitted for court approval as provided herein.

WHEREAS, on November 9, 2012, TIMET and PCC announced that their boards of directors had approved a definitive merger agreement (the “Merger Agreement”) that provides for the acquisition of TIMET by PCC (the “Proposed Transaction”). Under the terms of the Merger Agreement, PCC would commence an all-cash tender offer to acquire all of the outstanding shares of TIMET for $16.50 per TIMET share, and PCC would acquire any TIMET shares not tendered in a second-step merger, at the same price per share paid in the tender offer;

WHEREAS, twelve stockholder lawsuits ensued, each asserting breach of fiduciary duty claims against the board of directors of TIMET (the “Individual Defendants”),

asserting aiding and abetting claims against various combinations of TIMET and PCC, and seeking, among other things, to enjoin the Proposed Transaction. The first of these lawsuits—Ira J. Gaines, et al. v. Titanium Metals Corp., et al., C.A. No. 8029-CS (the “Gaines Action”)—was filed in the Delaware Court on November 13, 2012. Subsequently, lawsuits asserting the same causes of action and seeking the same relief were filed by purported TIMET stockholders, six additional lawsuits in the Delaware Court (together with the Gaines Action, the “Delaware Action”), one in the United States District Court for the District of Delaware (the “Federal Action”) and four in the county courts at law of Dallas County, Texas (the “Texas Actions”);

WHEREAS, on November 20, 2012, plaintiffs in the Gaines Action served their First Set of Requests for Production of Documents to Defendants and also commenced third-party discovery by issuing a notice of subpoena on Morgan Stanley & Co. LLC (“Morgan Stanley”), the financial advisor to the special committee of the board of directors of TIMET (the “Special Committee”), comprised of Keith R. Coogan, Paul J. Zucconi and Thomas P. Stafford;

WHEREAS, on November 21, 2012, plaintiffs in the Gaines Action filed and served an Amended Verified Class Action Complaint, a Motion for a Preliminary Injunction, and a Motion for Expedited Proceedings. On the same day, plaintiff in Kahn v. Titanium Metals Corp., et al., C.A. No. 8042-CS (the “Kahn Action”), in the Court of Chancery in the State of Delaware, filed an Amended Verified Class Action Complaint, a Motion for Preliminary Injunction, a Motion for Expedited Proceedings, and Brief in Support of Motion for Expedited Proceedings. Among other things, the amended complaints filed in the Gaines Action and the Kahn Action alleged that the Solicitation/Recommendation Statement filed by TIMET on Schedule 14D-9 with the SEC on November 20, 2012, was misleading and incomplete and failed to provide TIMET stockholders with material information in connection with the Proposed Transaction, including the multiyear projections of TIMET’s future free cash flows used in Morgan Stanley’s valuation analysis but not disclosed to TIMET stockholders;

WHEREAS, subsequent to the filings of the Motions for Expedited Proceedings, counsel for defendants in the Delaware Action and counsel for plaintiff in the Kahn Action began discussions regarding expedited proceedings in support of the Motions for Preliminary Injunction that previously had been filed;

WHEREAS, on November 26, 2012, in furtherance of those discussions, counsel for plaintiffs and defendants in the Kahn Action contacted the Court to obtain a hearing date on the Motions for Preliminary Injunction filed by plaintiffs Gaines and Kahn;

WHEREAS, on November 26, 2012, the Delaware Court requested that the parties agree to and submit a proposed briefing schedule in advance of an expedited preliminary injunction hearing;

WHEREAS, on November 30, 2012, the parties to the Delaware Action filed a Stipulation and [Proposed] Order Governing Plaintiffs’ Motion for Preliminary Injunction;

WHEREAS, on November 30, 2012, the parties to the Delaware Actions filed a [Proposed] Order of Consolidation and Appointment of Co-Lead Counsel;

WHEREAS, on November 30, 2012, the parties to the Delaware Action filed a Stipulation and [Proposed] Order Governing the Production and Exchange of Confidential and Highly Confidential Information with the Court;

WHEREAS, the parties to the Delaware Action subsequently began negotiations with regarding the scope of documents to be produced to Plaintiffs in the Delaware Action, as well as the witnesses to be deposed in connection with the Motions for Preliminary Injunction that had been filed in the Delaware Action;

WHEREAS, on December 3, 2012, Defendants substantially completed document production to plaintiffs in the Delaware Actions, with the Defendants and Morgan Stanley producing over 25,000 pages of documents to plaintiffs in the Delaware Actions;

WHEREAS, on December 3, 2012, the Delaware Court granted the parties’ Order of Consolidation and Appointment of Co-Lead Counsel, consolidating the Delaware Actions under the caption In re Titanium Metals Corporation Stockholders Litigation, Consolidated, C.A. No. 8029-CS, and designating the amended complaint filed in the Kahn Action as the operative complaint. The order designated the law firms of Gardy & Notis, LLP and Rigrodsky & Long, P.A. as Co-Lead Counsel for the Delaware Plaintiffs;

WHEREAS, on December 4, 2012, the Delaware Court granted the parties’ Stipulation and Order Governing Plaintiffs’ Motion for Preliminary Injunction, which set a schedule for document and deposition discovery and briefing in connection with a preliminary injunction hearing scheduled for December 19, 2012;

WHEREAS, on December 4, 2012, counsel for the Delaware Plaintiffs deposed Keith R. Coogan, a member of the board of TIMET and Chair of the Special Committee;

WHEREAS, on December 6, 2012, counsel for the Delaware Plaintiffs deposed Steven L. Watson, the Vice Chairman of the board of TIMET and President of Contran Corporation (“Contran”). Concurrently with the execution of the Merger Agreement, Contran and certain of its affiliates entered into a Support Agreement (the “Support Agreement”), effective as of November 9, 2012, with PCC. Pursuant to the Support Agreement, Contran and certain of its affiliates have agreed to, among other things, tender their shares of Company common stock in the tender offer and, if necessary, vote such shares in favor of the Merger and against any alternative acquisition proposal. Approximately 45% of the Company’s outstanding shares of common stock are subject to the Support Agreement;

WHEREAS, on December 9, 2012, plaintiffs in the Delaware Action served on Defendants their Opening Brief in Support of their Motion for Preliminary Injunction and supporting papers;

WHEREAS, on December 10, 2012, the Court in the Delaware Action entered the Stipulation and [Proposed] Order Governing the Production and Exchange of Confidential and Highly Confidential Information;

WHEREAS, subsequently on December 10, 2012, plaintiffs in the Delaware Action filed under seal their Opening Brief in Support of their Motion for Preliminary Injunction and supporting papers;

WHEREAS, on December 10, 2012, plaintiffs in the Delaware Action took the deposition of Robert A. Kindler, Vice Chairman of Investment Banking at Morgan Stanley, financial advisor to the Special Committee;

WHEREAS, counsel for the Delaware Plaintiffs (“Plaintiffs’ Counsel”) and counsel for Defendants engaged in discussions regarding Plaintiffs’ claims in the Delaware Action and Plaintiffs’ demands for further disclosure to TIMET stockholders through a supplement to TIMET’s previously filed Schedule 14D-9;

WHEREAS, Delaware Plaintiffs have engaged and consulted with financial experts in reviewing and analyzing the facts and claims involved in this matter;

WHEREAS, Plaintiffs’ Counsel and Defendants’ counsel, after extensive negotiations, were able to reach agreement on the supplemental disclosures attached hereto as Exhibit A (the “Supplemental Disclosures”) that Plaintiffs’ Counsel demanded for dissemination to TIMET stockholders sufficiently in advance of the close of the tender offer;

WHEREAS, following the expedited discovery described above, Plaintiffs’ Counsel has concluded that the terms of the proposed settlement contained in this MOU are fair and adequate to TIMET, its stockholders, and members of the Class (as defined below), and the parties believe that it is reasonable to pursue the settlement of the Actions based on the procedures and terms outlined herein and the benefits and protections offered hereby, and the parties wish to document their agreement in this MOU;

WHEREAS, all Defendants have denied, and continue to deny, that they have committed or aided and abetted in the commission of any violation of law or breach of duty of any kind or engaged in any of the wrongful acts alleged in any of the Delaware Action, the Federal Action or the Texas Actions, and expressly maintain that they have diligently and scrupulously complied with any and all legal duties, and are entering into this MOU solely to eliminate the burden and expense of further litigation;

WHEREAS, entry into the MOU by Plaintiffs is not an admission as to the lack of any merit of any of the claims asserted in the Delaware Action, and Plaintiffs believe that the subsequent disclosures resulting from the Settlement will permit the Company’s stockholders to make a fully informed decision with respect to the Proposed Transaction;

WHEREAS, all parties recognize the time and expense that would be incurred by further litigation of the Actions and the uncertainties inherent in such litigation; and

WHEREAS, Plaintiffs’ Counsel and Defendants’ counsel have had no discussions or agreements whatsoever concerning any matters involving attorneys’ fees or expenses other than those explicitly set forth herein,

NOW, THEREFORE, IT IS HEREBY STIPULATED AND AGREED, subject to the approval of the Court, by and among the parties to the Actions:

1. As a result of the prosecution of the Delaware Action and negotiations with Plaintiffs’ Counsel in the Delaware Action, TIMET will make certain additional or amended disclosures to its stockholders by amending its Schedule 14D-9 to be filed with the SEC as described in Exhibit A annexed hereto and posted on the investor relations page of TIMET’s website no later than December 11, 2012.

2. Plaintiffs shall take such additional discovery (“Additional Discovery”) as reasonably necessary to confirm the fairness, reasonableness, and adequacy of the Settlement. The parties will use their good faith best efforts to conclude such discovery within forty-five (45) days of the date of this MOU.

3. If, after the conclusion of such additional discovery, Plaintiffs do not believe that the Settlement is fair, reasonable and adequate, they shall notify Defendants’ counsel of such position in writing, and the Settlement shall be terminated and rendered a nullity consistent with the terms set forth below.

4. Plaintiffs and Defendants agree that except as expressly provided herein, the Action and all proceedings therein shall be stayed pending submission of the proposed Settlement to the Delaware Court for its consideration. Counsel shall enter into such documentation as the parties may agree to be required or advisable to effectuate the foregoing agreements.

5. Plaintiffs and Defendants shall use their good faith best efforts to agree upon and execute an appropriate stipulation of settlement on customary terms acceptable to all parties (the “Stipulation”) and such other documentation as may be required in order to obtain Final Court Approval (as defined below) of the Settlement and the dismissal of the Actions upon the terms set forth herein (collectively, the “Settlement Documents”).

6. The Stipulation shall, among other things, provide:

(a) that Defendants have denied, and continue to deny, that they have committed or aided and abetted in the commission of any violation of law or any wrongful act, and that Defendants maintain that they have complied at all times and in all respects with their fiduciary and other legal duties;

(b) that all proceedings in the Actions, except for those proceedings related to the Settlement, shall be stayed until the resolution of all such Settlement-related proceedings;

(c) for certification of a mandatory non-opt out class pursuant to Court of Chancery Rule 23 of all TIMET stockholders and their successors in interest and transferees, immediate, and remote, from November 9, 2012 through the Effective Time (as defined in the Merger Agreement) (the “Class”); provided however, that the Class shall exclude Defendants, their immediate family members, their directors or partners, their direct or indirect parent or subsidiary entities, or any person or entity over whom or which any Defendant exercises sole or exclusive control, and Contran, Valhi Holding Company, Valhi, Inc., The Annette Simmons Grandchildren’s Trust, Kronos Worldwide, Inc., NL Industries, Inc., and NL Environmental Management Services, Inc. In the event the Settlement does not become final for any reason, Defendants reserve the right to oppose certification of any plaintiff class in future proceedings;

(d) subject to the performance, satisfaction, or waiver of the terms and conditions set forth herein, for entry of a judgment dismissing the Actions with prejudice and on the merits and without costs to any party, except as expressly provided herein;

(e) for complete mutual releases and settlement of any and all known and unknown claims (including Unknown Claims (as defined below)) for damages, injunctive relief, or any other remedy against all Defendants in the Actions (including all current directors and officers of TIMET and PCC, whether named as defendants or not), and any of their present or former affiliates, parents, subsidiaries (including the directors and officers of such affiliates, parents, and subsidiaries), general partners, limited partners, partnerships, and their respective officers, directors, managing directors, employees, agents, attorneys, advisors, insurers, accountants, auditors, trustees, financial advisors, lenders, investment bankers, associates, representatives, heirs, executors, personal representatives, estates, administrators, successors, and assigns (all, collectively, the “Released Persons”) that have been or could have been asserted by any member of the proposed Class in any forum, including class, derivative, individual, or other claims, whether state, federal, or foreign, common law, statutory, or regulatory, including, without limitation, claims under the federal securities laws, arising out of, related to, or concerning (i) the allegations contained in the Actions, (ii) the Proposed Transaction, the Merger Agreement, the Support Agreement, the process leading to the execution of the Merger Agreement, the Support Agreement and any negotiations, deliberations, contemplation, consideration and approval thereof, any agreements, and disclosures relating to the Proposed Transaction, and any compensation or other payments made to any of the Defendants in connection with or as a result of the Proposed Transaction, (iii) TIMET’s Schedule 14D-9, PCC’s Schedule TO, PCC’s Schedule 13D, and any amendment to such Schedule 14D-9, Schedule TO or Schedule 13D thereto, or and any other disclosures or filings relating, directly or indirectly, to the Proposed Transaction, the Merger Agreement, the Support Agreement or the process leading to the matters and agreements referenced in clause (ii) above, execution of the

Merger Agreement; (iv) the negotiations leading up to the matters and agreements referenced in clause (ii) above, and (v) any matter that could have been asserted in the Delaware Action regarding the matters and agreements referenced in clause (ii) above or any disclosure or alleged failure to disclose material facts to stockholders in connection with the Proposed Transaction, by or on behalf of any person, or any alleged aiding and abetting of any of the foregoing (all, collectively, the “Released Claims”), shall be fully, finally, and forever compromised, settled, extinguished, dismissed, discharged, and released with prejudice pursuant to the terms and conditions herein, provided, however, that the claims to be released shall not include the right of any Class member or any of the Defendants to enforce the terms of this MOU or the Settlement, nor shall the claims to be released include the right of any TIMET stockholder or former TIMET stockholder to seek appraisal of their TIMET shares in accordance with Delaware law and the Notice of Appraisal;

(f) a release by Defendants of Plaintiffs, and Plaintiffs’ Counsel and members of the Class and their counsel, from all claims arising out of the initiation, prosecution, settlement or resolution of the Actions, provided however, that the Defendants and Released Persons shall retain the right to enforce in the Delaware Court the terms of this MOU, the Settlement, or the Stipulation;

(g) that the releases contemplated by the Settlement shall extend to claims that all members of the Class and Defendants do not know or suspect to exist at the time of the release relating in any way to the Proposed Transaction, which, if known, might have affected the decision to enter into the release or to object or not to object to the Settlement (“Unknown Claims”). Members of the Class, and Defendants shall be deemed to waive, and shall waive and relinquish to the fullest extent permitted by law, any and all provisions, rights, and benefits conferred by any law of the United States or any state or territory of the United States, or principle of common law, which governs or limits a person’s release of Unknown Claims; further, with respect to any and all of the Released Claims, including any and all Unknown Claims, that (i) the Plaintiffs, members of the Class, and Defendants shall be deemed to waive, and shall waive and relinquish, to the fullest extent permitted by law, the provisions, rights, and benefits of Section 1542 of the California Civil Code, which provides as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR;

(ii) the Plaintiffs, members of the Class, and Defendants also shall be deemed to waive any and all provisions, rights, and benefits conferred by any law of any state or territory of the United States, or principle of common law, which is similar, comparable, or equivalent to California Civil Code § 1542; and (iii) the Plaintiffs, on behalf of the Class, and Defendants acknowledge that members of the Class and Defendants may discover facts in addition to or different from those that they now know or believe to be true with respect to the subject matter of this release, but that it is the intention of the Plaintiff, on behalf of the Class, and Defendants to fully, finally, and forever settle and release with prejudice any and all Released Claims, including any and all Unknown Claims, hereby known or unknown, suspected, or unsuspected, which now exist, or heretofore existed, or may hereafter exist, and without regard to the subsequent discovery or existence of such additional or different facts. Plaintiffs acknowledge, and the Members of the Class shall be deemed by operation of the entry of a final order and judgment approving the Settlement to have acknowledged, that the foregoing waiver was separately bargained for and is a key element of the Settlement of which this release is a part;

(h) that Defendants are entering into the Stipulation solely because they contend and believe that the proposed Settlement would eliminate the burden, risk, and expense of further litigation, and because they contend and believe that it is in the best interests of TIMET and PCC stockholders; and not due to any infirmity in their defenses to the claims asserted by Plaintiffs;

(i) that Plaintiffs’ entry into the Stipulation is not an admission as to the lack of any merit of any of the claims asserted in the Delaware Action;

(j) that the parties agree to use their best efforts to prevent, stay, or seek dismissal of or oppose entry of any interim or final relief in favor of any member of the Class in any other litigation in any other court or tribunal against any of the Released Persons that challenges the Settlement, the Proposed Transaction, the Merger Agreement, the Support Agreement, or otherwise involves without limitation any of the Released Claims, except proceedings on behalf of any TIMET stockholder or former TIMET stockholder to seek appraisal of their TIMET shares in accordance with Delaware law and the Notice of Appraisal, which proceedings shall not be affected in any manner by the Settlement;

(k) a provision that failure of any court to approve any requested award of attorneys’ fees and/or expenses pursuant to the Stipulation in whole or in part shall have no effect on the Settlement set forth in this MOU;

(l) that the Defendants shall have the right to withdraw from the Settlement in the event that (i) the Proposed Transaction, including any of the transactions contemplated by the Merger Agreement, is not consummated for any reason by the Termination Date (as that term is defined in the Merger Agreement) or (ii) any new claim related to the subject matter of the Delaware Action, the Merger Agreement or the Support Agreement, the

transactions contemplated by the Merger Agreement of the Support Agreement, including the Proposed Transaction or the Released Claims, is commenced or prosecuted against any of the Defendants in any court before final approval of the Settlement, and the parties are unsuccessful in securing the dismissal thereof (or a stay thereof in contemplation of dismissal following final approval of the Settlement);

(m) that subject to the Order of the Court, pending final determination of whether the Settlement provided for in the Stipulation should be approved, that Plaintiffs and all members of the Class, or any of them, are barred and enjoined from commencing, prosecuting, instigating, or in any way participating in the commencement, prosecution, or instigation of any action asserting any Released Claims, either directly, representatively, derivatively, or in any other capacity, against any Released Person; and

(n) that the terms of the Stipulation, including entry of final judgment with prejudice, the release of all Released Claims, and the payment of any awards of attorneys’ fees or other consideration pursuant to this MOU (as set forth below), are expressly conditioned upon the merger contemplated by the Merger Agreement becoming effective under Delaware law by the drop-dead date in the Merger Agreement.

7. The parties to the Action will present the Settlement to the Delaware Court for hearing and approval as soon as reasonably practicable following dissemination of notice to class members, and will use their individual and collective best efforts to obtain Final Court Approval of the Settlement and the dismissal of the Actions with prejudice as to all claims asserted or which could have been asserted against the Defendants in the Delaware Action and without costs to any party, except as expressly provided herein. The parties shall agree to a form of notice to submit for Court approval. Defendants shall disseminate and administer notice to the

Class and shall be solely responsible to pay the costs and expenses related to providing such notice as approved by the Delaware Court. Such notice shall be sent in accordance with the terms of the Scheduling Order as entered by the Delaware Court, with the understanding that notice shall be effected by U.S. Mail unless otherwise provided by the Delaware Court. As used herein, “Final Court Approval” of the Settlement means that the Delaware Court has entered an order approving the Settlement in accordance with the Stipulation, and such order is finally affirmed on appeal or is no longer subject to appeal and the time for any petition for re-argument, appeal or review, by leave, certiorari, or otherwise, has expired.

8. The consummation of the Settlement is subject to: (a) the drafting, execution, and filing of the Settlement Documents in a form mutually acceptable to the parties; (b) Final Court Approval of the Settlement and dismissal of the Actions with prejudice; and (c) consummation of the merger contemplated by the Merger Agreement by the drop-dead date in the Merger Agreement. This MOU shall be null and void and of no force and effect in the event that any of the foregoing conditions is not met, or should Plaintiffs’ Counsel determine in good faith that the proposed Settlement is not fair, reasonable and adequate; in such an event, the parties shall be deemed to be in the position they were in prior to the execution of this MOU, and this MOU and the statements made therein shall not be deemed to prejudice in any way the positions of the parties with respect to the Action, or to constitute an admission of fact or wrongdoing by any party, and shall not entitle any party to recover any costs or expenses incurred in connection with the implementation of this MOU.

9. The parties agree to negotiate attorneys’ fees and expenses (the “Fees and Expenses”) in good faith following Additional Discovery and in conjunction with the Stipulation. Plaintiffs’ Counsel in the Delaware Action intend to petition the Court for a reasonable award of Fees and Expenses in connection with the Delaware Action. Defendants reserve all rights to oppose the amount of any award of Fees and Expenses. Except as provided herein, the Released Persons shall bear no other expenses, costs, damages, or fees alleged or incurred by the named plaintiffs, by any member of the Class, or by any of their attorneys, experts, advisors, agents or representatives pursuant to the Settlement. If the parties are unable to reach agreement regarding a reasonable award of Fees and Expenses, the parties intend to, and do, preserve all arguments in connection with any petition for attorneys’ Fees and Expenses by Plaintiffs’ Counsel to the extent that such arguments do not directly contradict the facts set forth herein. Any Fees and Expenses awarded by the Delaware Court shall be paid by TIMET or its successor(s) within ten (10) business days of the entry of an order by the Delaware Court awarding such Fees and/or Expenses, subject to Plaintiffs’ Counsel’s joint and several obligation to repay any such fees as may be reduced or reversed upon appeal or collateral attack. No fees or expenses shall be paid to counsel for Plaintiffs in the absence of consummation of the Merger and approval of the release set forth in Paragraph 5(e).

10. Plaintiffs represent and warrant that each is a member of the Class, and shall provide written proof thereof before execution of the Settlement. Plaintiffs and their counsel in each of the Actions represent and warrant that none of Plaintiffs’ claims referred to in this MOU or that could have been alleged in the Actions have been assigned, encumbered, or in any manner transferred in whole or in part.

11. The provisions contained in this MOU shall not be deemed a presumption, concession, or admission by any Defendant of any fault, liability, or wrongdoing as to any facts or claims that have been or might be alleged in the Actions, or in any other action or proceeding, for any purpose other than as provided expressly herein.

12. Each party severally acknowledges that no promise, inducement, or agreement not expressed herein has been made to it or him or her, that this MOU contains the entire agreement between or among the parties concerning the matters described in this MOU, and, except as expressly provided herein, that there are no third-party beneficiaries to this MOU.

13. This MOU may be executed in counterparts by any of the signatories hereto, including by telecopier, facsimile and e-mail, PDF attachment, and as so executed shall constitute one agreement.

14. Each party acknowledges that it will comply with its obligations in the Stipulation and Order Governing the Production and Exchange of Confidential and Highly Confidential Information with respect to the handling of confidential discovery material.

15. This MOU and the Settlement contemplated by it shall be governed by and construed in accordance with the laws of the State of Delaware without regard to conflict of laws principles. Any action arising out of or relating to this MOU shall be brought exclusively in the Court of Chancery of the State of Delaware, or if such Court shall lack subject-matter jurisdiction over such action, then in such other state court of the State of Delaware as may have subject-matter jurisdiction over such action, provided however that the parties hereto expressly and irrevocably waive any right to trial by jury of any such action.

16. This MOU may be modified or amended only by a writing signed by all of the signatories hereto.

17. This MOU shall be binding upon and inure to the benefit of the parties and their respective agents, executors, heirs, successors, and assigns.

18. If any provision or provisions of this MOU shall be held to be invalid, illegal, unenforceable or in conflict with the law of Delaware, the validity, legality and enforceability of the remaining provisions of the MOU shall not in any way be affected or impaired thereby.

19. Each of the attorneys executing this MOU has been duly empowered and authorized by his/her respective client(s) to do so.

Dated: December 11, 2012

RIGRODSKY & LONG, P.A.

/s/ Brian D. Long

Seth D. Rigrodsky (#3147)

Brian D. Long (#4347)

Gina M. Serra (#5387)

919 N. Market St., Suite 980

Wilmington, DE 19801

(302) 295-5310

Co-Lead Counsel for Delaware Chancery

Court Plaintiffs

GARDY & NOTIS, LLP

/s/ Meagan A. Farmer

Mark C. Gardy

James S. Notis

Meagan A. Farmer

501 Fifth Ave., Suite 1408

New York, NY 10017

(212) 905-0509

Co-Lead Counsel for Delaware Chancery

Court Plaintiffs

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

/s/ William Lafferty

William Lafferty (#2755)

Leslie A. Polizoti (#4299)

Bradley D. Sorrels (#5233)

1201 North Market St., 18th Floor

Wilmington, DE 19899

(302)-658-9200

BAKER BOTTS L.L.P.

David D. Sterling

Danny David

One Shell Plaza

910 Louisiana St.

Houston, TX 77002

(713) 229-1234

Attorneys for Titanium Metals Corporation, Harold C. Simmons, Glenn R. Simmons, Steven L. Watson and Bobby D. O’Brien

ABRAMS & BAYLISS LLP

/s/ Kevin G. Abrams

Kevin G. Abrams (#2375)

20 Montchanin Rd., Suite 200

Wilmington, DE 19807

(302) 778-1000

WEIL, GOTSHAL & MANGES LLP

Greg A. Danilow

Stacy Nettleton

Evert J. Christensen, Jr.

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

T. Ray Guy

200 Crescent Court, Suite 300

Dallas, TX 75201

(214) 746-7700

Attorneys for Keith R. Coogan, Thomas P. Stafford, and Paul J. Zucconi

SEITZ ROSS ARONSTAM & MORITZ LLP

/s/ Collins J. Seitz, Jr.

Collins J. Seitz, Jr. (#2237)

S. Michael Sirkin (#5389)

100 S. West Street

Suite 400

Wilmington, DE 19801

(302) 576-1600

Attorney for Terry N. Worrell

RICHARDS, LAYTON & FINGER, P.A.

/s/ John Hendershot

John Hendershot (#4178)

Kevin M. Gallagher (#5337)

J. Scott Pritchard (#5654)

One Rodney Square

920 North King Str.

Wilmington, DE 19801

(302) 651-7700

O’MELVENY & MYERS LLP

Charles Bachmann

Edward Moss

Times Square Tower

7 Times Square

New York, NY 10036

(212) 728-5977

CARRINGTON, COLEMAN, SLOMAN &

BLUMENTHAL, L.L.P.

Bruce W. Collins

Ken Carroll

Bryan A. Erman

901 Main Street, Suite 5500

Dallas, TX 75202

(214) 855-3000

Attorneys for Precision Castparts Corp. and ELIT Acquisition Sub Corp.

21